Exhibit 99.1

Youku Announces Second Quarter 2012 Unaudited Financial Results

Net Revenues Increased by 96% Year-over-Year; Pending Merger with Tudou on Track

BEIJING, China, August 6, 2012 — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the second quarter 2012.

Second Quarter Highlights(1)

•                  Net revenues were RMB387.4 million (US$61.0 million), a 96% increase from the corresponding period in 2011.

•                  Gross profit was RMB76.9 million (US$12.1 million), a 45% increase from the corresponding period in 2011. Non-GAAP gross profit, which is herein defined as gross profit excluding share-based compensation expenses, was RMB79.5 million (US$12.5 million) in the second quarter of 2012, a 48% increase from the corresponding period in 2011.

•                  Net loss was RMB62.8 million (US$9.9 million), as compared to a net loss of RMB28.1 million (US$4.4 million) for the same period in 2011. Non-GAAP net loss, which is herein defined as net loss excluding share-based compensation expenses and business combination related expenses, was RMB29.3 million (US$4.6 million) in the second quarter of 2012, as compared to the non-GAAP net loss of RMB20.8 million (US$3.3 million) in the corresponding period in 2011. This increase was primarily due to content price increase during 2011, which we amortize using accelerated method, broadening of our content portfolio, increase of number of employees as a result to rapid growth of our business and our continuous and expanded investment in product development in mobile, search, social and paid services.

•                  Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the second quarter of 2012 amounted to RMB0.54 (US$0.09) and RMB0.54 (US$0.09), respectively.

•                  Cash, cash equivalents and short-term investments totaled RMB3.5 billion (US$546.6 million) as of June 30, 2012.

•                  Acquisition of property and equipment for the second quarter of 2012 was RMB22.6 million (US$3.6 million), as compared to RMB18.9 million (US$3.0 million) for the same period in 2011.

•                  Acquisition of intangible assets for the second quarter of 2012 was RMB51.6 million (US$8.1 million), as compared to RMB144.2 million (US$22.7 million) for the same period in 2011.

“Despite challenging macroeconomic conditions, we recorded another quarter of strong revenue growth.” said Victor Koo, Chairman and Chief Executive Officer of Youku. “We are pleased to see the continued rationalization of the online video sector and improving content and bandwidth cost structure. The planned integration with Tudou is proceeding smoothly and we are on track to realize the potential of the combination of No.1 and No.2 online video platforms in China.”

Dele Liu, President of Youku, commented, “We are further cementing our leadership positions in video and continue to benefit in the structural budget shift from traditional media to online video by offering high ROI marketing solutions. We will continue to drive our edge in user experience, content management and monetization to achieve sustainable and profitable growth.”

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.353 to US$1.00, the effective noon buying rate as of June 29, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Second Quarter 2012 Results

Net revenues were RMB387.4 million (US$61.0 million) in the second quarter of 2012, representing a 96% increase from the corresponding period in 2011 and meeting the revenue guidance previously announced by the Company. The growth was primarily attributable to the increased average spending per advertiser from RMB0.9 million to RMB1.7 million and increased number of advertisers from 260 to 283, representing an increase of 89% and 9%, respectively, from the corresponding period in 2011.

Bandwidth costs as a component of cost of revenues were RMB111.9 million (US$17.6 million) in the second quarter of 2012, representing 29% of net revenues, compared to 33% in the corresponding period in 2011.

Content costs as a component of cost of revenues were RMB144.0 million (US$22.7 million) in the second quarter of 2012, representing 37% of net revenues, compared to 25% in the corresponding period in 2011. The increase was primarily due to content price increase during 2011, which we amortize using accelerated method, and broadening of our content portfolio.

Gross profit was RMB76.9 million (US$12.1 million), an increase of 45% compared to RMB52.9 million (US$8.3 million) for the same period in 2011. Non-GAAP gross profit was RMB79.5 million (US$12.5 million) in the second quarter of 2012, an increase of 48% compared to RMB53.6 million (US$8.4 million) in the corresponding period in 2011 due to operating leverage.

Operating expenses were RMB158.3 million (US$24.9 million) in the second quarter of 2012, as compared to RMB80.7 million (US$12.7 million) in the corresponding period in 2011. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses and business combination related expenses, were RMB127.4 million (US$20.1 million) in the second quarter of 2012, an increase of 72% compared to RMB74.1 million (US$11.7 million) in the corresponding period in 2011. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB80.3 million (US$12.6 million) in the second quarter of 2012, as compared to RMB52.7 million (US$8.3 million) in the corresponding period in 2011.  Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses, were RMB74.3 million (US$11.7 million) in the second quarter of 2012, an increase of 50% compared to RMB49.7 million (US$7.8 million) in the corresponding period in 2011. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB35.0 million (US$5.5 million) in the second quarter of 2012, as compared to RMB14.2 million (US$2.2 million) in the corresponding period in 2011. Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses, were RMB28.6 million (US$4.5 million) in the second quarter of 2012, an increase of 130% compared to RMB12.5 million (US$2.0 million) in the corresponding period in 2011. This increase was primarily due to an increase in salaries and benefits for our product development personnel in mobile, search, social and paid-services.

General and administrative expenses were RMB43.0 million (US$6.8 million) in the second quarter of 2012, as compared to RMB13.8 million (US$2.2 million) in the corresponding period in 2011. Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses and business combination related expenses, were RMB24.5 million (US$3.9 million) in the second quarter of 2012, representing an increase of 104% compared to RMB12.0 million (US$1.9 million) in the corresponding period in 2011. This increase was primarily due to an increase in professional fees, personnel-related expenses and tax charges.

Net loss was RMB62.8 million (US$9.9 million), as compared to a net loss of RMB28.1 million (US$4.4 million) for the same period in 2011. Non-GAAP net loss, which is herein defined as net loss excluding share-based compensation expenses and business combination related expenses, was RMB29.3 million (US$4.6 million) in the second quarter of 2012, as compared to the non-GAAP net loss of RMB20.8 million (US$3.3 million) in the corresponding period in 2011. This increase was primarily due to content price increase during 2011, which we amortize using accelerated method, broadening of our content portfolio, increase of number of employees as a result to rapid growth of our business and our continuous and expanded investment in product development in mobile, search, social and paid services.

Non-GAAP EBITDA loss, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, business combination related expenses and other non-operating items, was RMB33.1 million (US$5.2 million) in the second quarter of 2012, as compared to RMB10.1 million (US$1.6 million) in the corresponding period in 2011. This increase was primarily due to increase in operating expenses.

Business Outlook

For the third quarter of 2012, the Company expects year-on-year growth of 70% to 80% in net revenues. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Business Developments

Youku to Hold 2012 Annual General Meeting on August 20, 2012

On July 18, the Company announced that it will hold its 2012 annual general meeting of shareholders at Suite 3206, The Centrium, 60 Wyndham Street, Central, Hong Kong on Monday, August 20, 2012, beginning at 10:00 am (Hong Kong time). Only holders of Youku Class A shares and Youku Class B shares of record on the close of business on August 13, 2012 (Hong Kong time) (the “Youku share record date”) or their proxy holders are entitled to vote at the annual general meeting or any adjournment or postponements thereof. Each Youku Class A shareholder has one vote for each Youku Class A share and each Youku Class B shareholder has three votes for each Youku Class B share held as of the close of business on the Youku share record date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on July 20, 2012 (New York City time) who wish to vote the Class A ordinary shares of the Company represented by the ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

Youku has filed a registration statement on Form F-4 (the “Form F-4”) with the Securities and Exchange Commission (the “SEC”), which became effective at 4:30 p.m., July 17, 2012 (New York City Time). The Form F-4 includes a joint proxy statement/prospectus and was filed with the SEC in connection with the previously announced merger agreement (the “Merger Agreement”), dated March 11, 2012, by and among the Company, Tudou Holdings Limited (“Tudou”) and Two Merger Sub Inc. (“Merger Sub”) and the merger contemplated thereunder (the “Merger”).  Pursuant to the Merger Agreement and the plan of merger attached as Annex A to the Merger Agreement, Tudou will merge with and into Merger Sub, with Tudou continuing as the surviving entity and as a wholly owned subsidiary of Youku and the combined entity will be named “Youku Tudou Inc.”

The notice of the annual general meeting included in the joint proxy statement/prospectus sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the annual general meeting, the Merger and the Merger Agreement and how to vote ordinary shares or direct Citibank, N.A. to vote the Class A ordinary shares represented by the ADSs at the annual general meeting.

Conference Call Information

Youku’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 6, 2012 (8:00 p.m. Beijing/Hong Kong Time on August 6, 2012).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004
International Dial In: 1-718-354-1231
Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121
Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing  1-866-214-5335 (international 1-718-354-1232) , and entering passcode 16226822#. The replay will be available through August 13, 2012.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China.  Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss and non-GAAP EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP sales and marketing expense and non-GAAP product development expenses as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define non-GAAP operating expenses  as operating expenses excluding share-based compensation expenses and business combination related expenses. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses and business combination related expenses. We define non-GAAP loss from operations as loss from operations excluding share-based compensation expenses and business combination related expenses. We define non-GAAP net loss as net loss excluding share-based compensation expenses and business combination related expenses. We define non-GAAP EBITDA loss as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, business combination related expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
(Amounts in thousands, except for number of shares)	2011	2012	2012
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	2,292,538	3,215,106	506,077
Short-term investments	1,400,858	257,197	40,484
Accounts receivable, net	420,706	677,067	106,574
Intangible assets, net	16,078	18,721	2,947
Amounts due from related party	768	—	—
Prepayments and other assets	16,832	45,075	7,095
Total current assets	4,147,780	4,213,166	663,177

Non-current assets:
Property and equipment, net	96,567	116,382	18,319
Long-term investment in related party	1,707	—	—
Intangible assets, net	211,978	209,041	32,904
Capitalized content production costs	7,782	796	125
Amounts due from related party	65,352	—	—
Prepayments and other assets	144,392	207,749	32,701
Goodwill	—	61,824	9,731
Total non-current assets	527,778	595,792	93,780

TOTAL ASSETS	4,675,558	4,808,958	756,957

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	57,276	109,712	17,269
Advances from customers	3,140	45,440	7,153
Amounts due to related party	2,794	—	—
Accrued expenses and other liabilities	390,607	549,661	86,520
Current portion of long-term debt	9,182	11,838	1,863
Total current liabilities	462,999	716,651	112,805

Non-current liabilities:
Long-term debt	7,382	1,137	179
Total non-current liabilities	7,382	1,137	179

Total liabilities	470,381	717,788	112,984

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 1,437,039,252 issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	93	95	15

Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	49	49	8
Additional paid-in capital	5,185,257	5,283,356	831,632
Accumulated deficit	(871,644)	(1,090,617)	(171,671)
Accumulated other comprehensive loss	(108,578)	(101,713)	(16,011)
Total shareholders’ equity	4,205,177	4,091,170	643,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,558	4,808,958	756,957

YOUKU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Six Months Ended,
(Amounts in thousands, except for number of shares and ADS and	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
per share and per ADS data)	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	197,853	270,167	387,387	60,978	325,844	657,554	103,502

Cost of revenues (Note 1)	(144,945)	(292,736)	(310,463)	(48,869)	(258,916)	(603,199)	(94,947)

Gross profit (loss)	52,908	(22,569)	76,924	12,109	66,928	54,355	8,555

Operating expenses:
Product development	(14,192)	(28,833)	(35,046)	(5,516)	(24,786)	(63,879)	(10,055)
Sales and marketing	(52,732)	(66,406)	(80,255)	(12,633)	(89,401)	(146,661)	(23,085)
General and administrative	(13,759)	(48,586)	(43,017)	(6,771)	(26,333)	(91,603)	(14,419)
Total operating expenses	(80,683)	(143,825)	(158,318)	(24,920)	(140,520)	(302,143)	(47,559)

(Loss) profit from operations	(27,775)	(166,394)	(81,394)	(12,811)	(73,592)	(247,788)	(39,004)

Interest income	3,190	11,603	12,375	1,948	4,246	23,978	3,774
Interest expenses	(1,801)	(1,151)	(982)	(155)	(3,956)	(2,133)	(336)
Other, net	(1,714)	3,393	4,762	750	(1,714)	8,155	1,284
Total other income (expenses), net	(325)	13,845	16,155	2,543	(1,424)	30,000	4,722

(Loss) profit before income taxes	(28,100)	(152,549)	(65,239)	(10,268)	(75,016)	(217,788)	(34,282)
Income taxes	—	(3,576)	2,391	376	—	(1,185)	(187)

Net (loss) profit	(28,100)	(156,125)	(62,848)	(9,892)	(75,016)	(218,973)	(34,469)

Net loss per share, basic and diluted	(0.01)	(0.08)	(0.03)	(0.00)	(0.04)	(0.11)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.26)	(1.36)	(0.54)	(0.09)	(0.70)	(1.90)	(0.30)
Shares used in computation, basic and diluted	1,966,651,063	2,066,687,393	2,079,698,573	2,079,698,573	1,931,702,933	2,073,192,979	2,073,192,979
ADSs used in computation, basic and diluted	109,258,392	114,815,966	115,538,809	115,538,809	107,316,829	115,177,387	115,177,387

The accompanying notes are an integral part of the press release

Note 1. Cost of Revenues

	For the Three Months Ended,				For the Six Months Ended,
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
(Amounts in thousands)	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Business tax and surcharges	20,241	27,842	41,830	6,584	32,633	69,672	10,967
Bandwidth costs	66,251	113,169	111,859	17,607	122,576	225,028	35,421
Depreciation of servers and other equipment	8,919	11,689	12,731	2,005	18,031	24,420	3,843
Content costs	49,534	140,036	144,043	22,673	85,676	284,079	44,716
Total Cost of Revenues	144,945	292,736	310,463	48,869	258,916	603,199	94,947

YOUKU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
(Amounts in thousands)	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	(28,100)	(156,125)	(62,848)	(9,892)	(75,016)	(218,973)	(34,469)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	10,358	14,001	14,742	2,320	20,883	28,743	4,524
Bad debt expense	(279)	658	1,669	263	453	2,327	366
Amortization of intangible assets and capitalized content production costs	35,390	91,183	77,338	12,173	61,913	168,521	26,527
Amortization of long-term debt discounts	923	616	535	84	1,940	1,151	181
Gain on disposal of property and equipment	(7)	—	—	—	(7)	—	—
Foreign exchange loss	1,644	189	(374)	(59)	1,644	(185)	(29)
Share-based compensation	7,278	23,067	26,197	4,124	12,652	49,264	7,754
Capital gain from step business combination	—	(3,344)	—	—	—	(3,344)	(526)
Change in operating assets and liabilities:
Accounts receivable	(86,113)	(2,048)	(232,847)	(36,652)	(62,852)	(234,895)	(36,974)
Prepayments and other assets	(4,776)	11,165	19,167	3,017	(7,741)	30,332	4,775
Capitalized content production costs (*)	(1,745)	(5,025)	(2,872)	(452)	(1,868)	(7,897)	(1,242)
Accounts payable	(502)	13	(2,504)	(394)	(252)	(2,491)	(392)
Advances from customers	(1,455)	28,986	(12,392)	(1,951)	(580)	16,594	2,612
Accrued expenses and other liabilities	62,204	9,349	83,026	13,069	32,269	92,375	14,541
Net cash (used in) provided by operating activities	(5,180)	12,685	(91,163)	(14,350)	(16,562)	(78,478)	(12,352)

Cash flows from investing activities:
Acquisition of property and equipment	(18,878)	(10,069)	(22,603)	(3,558)	(32,352)	(32,672)	(5,143)
Proceeds from short-term investments	—	253,673	1,145,908	180,373	—	1,399,581	220,302
Purchase of short-term investments	(1,164,888)	(254,474)	—	—	(1,229,947)	(254,474)	(40,056)
Proceeds from disposal of property and equipment	8	—	—	—	8	—	—
Cash paid for acquired subsidiaries, net of cash received	—	(25,778)	—	—	—	(25,778)	(4,058)
Acquisition of intangible assets	(144,156)	(50,420)	(51,625)	(8,126)	(185,834)	(102,045)	(16,062)
Net cash (used in) provided by investing activities	(1,327,914)	(87,068)	1,071,680	168,689	(1,448,125)	984,612	154,983

Cash flows from financing activities:
Exercise of employee stock options	1,025	5,844	8,483	1,335	1,025	14,327	2,255
Principal repayments on long-term debt	(7,406)	(1,987)	(2,956)	(465)	(16,772)	(4,943)	(778)
Proceeds from IPO and secondary offering, net of issuance costs	2,508,974	—	—	—	2,513,755	—	—
Net cash (used in) provided by financing activities	2,502,593	3,857	5,527	870	2,498,008	9,384	1,477
Effect of exchange rate changes on cash and cash equivalents	(22,802)	(2,477)	9,527	1,500	(38,182)	7,050	1,110
Net (decrease) increase in cash and cash equivalents	1,146,697	(73,003)	995,571	156,709	995,139	922,568	145,218
Cash and cash equivalents at the beginning of the period	1,659,865	2,292,538	2,219,535	349,368	1,811,423	2,292,538	360,859
Cash and cash equivalents at the end of the period	2,806,562	2,219,535	3,215,106	506,077	2,806,562	3,215,106	506,077

* The investments in TV drama production by Tianshi were expensed as incurred since they did not meet the requirements of capitalization according to Accounting Standard Codification Section 926. The investments in TV drama production were RMB6,360 and RMB7,008 in Q1 2012 and Q2 2012, respectively.

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (**) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Gross Profit (Loss)

		For the Three Months Ended,				For the Six Months Ended,
		June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
		2011	2012	2012	2012	2011	2012	2012
		RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit (loss)		52,908	(22,569)	76,924	12,109	66,928	54,355	8,555
Add back:	share-based compensation	701	1,999	2,615	412	1,133	4,614	726
Non-GAAP gross profit (loss)		53,609	(20,570)	79,539	12,521	68,061	58,969	9,281

2. Non-GAAP Operating Expenses

		For the Three Months Ended,				For the Six Months Ended,
		June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
		2011	2012	2012	2012	2011	2012	2012
		RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses		80,683	143,825	158,318	24,920	140,520	302,143	47,559
Deduct:	share-based compensation	6,577	21,068	23,582	3,712	11,519	44,650	7,028
Deduct:	business combination related expenses	—	17,634	7,371	1,160	—	25,005	3,936
Non-GAAP operating expenses		74,106	105,123	127,365	20,048	129,001	232,488	36,595

3. Non-GAAP Sales and Marketing Expenses

		For the Three Months Ended,				For the Six Months Ended,
		June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
		2011	2012	2012	2012	2011	2012	2012
		RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses		52,732	66,406	80,255	12,633	89,401	146,661	23,085
Deduct:	share-based compensation	3,045	4,911	5,935	934	5,709	10,846	1,707
Non-GAAP sales and marketing expenses		49,687	61,495	74,320	11,699	83,692	135,815	21,378

4. Non-GAAP Product Development Expenses

		For the Three Months Ended,				For the Six Months Ended,
		June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
		2011	2012	2012	2012	2011	2012	2012
		RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses		14,192	28,833	35,046	5,516	24,786	63,879	10,055
Deduct:	share-based compensation	1,737	5,070	6,458	1,017	2,827	11,528	1,815
Non-GAAP product development expenses		12,455	23,763	28,588	4,499	21,959	52,351	8,240

5. Non-GAAP General and Administrative Expenses

		For the Three Months Ended,				For the Six Months Ended,
		June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
		2011	2012	2012	2012	2011	2012	2012
		RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses		13,759	48,586	43,017	6,771	26,333	91,603	14,419
Deduct:	share-based compensation	1,795	11,087	11,189	1,761	2,983	22,276	3,506
Deduct:	business combination related expenses	—	17,634	7,371	1,160	—	25,005	3,936
Non-GAAP general and administrative expenses		11,964	19,865	24,457	3,850	23,350	44,322	6,977

6. Non-GAAP  (Loss) Profit from Operations

	For the Three Months Ended,				For the Six Months Ended,
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) profit from operations	(27,775)	(166,394)	(81,394)	(12,811)	(73,592)	(247,788)	(39,004)
Add back: share-based compensation	7,278	23,067	26,197	4,124	12,652	49,264	7,754
Add back: business combination related expenses	—	17,634	7,371	1,160	—	25,005	3,936
Non-GAAP (loss) profit from operations	(20,497)	(125,693)	(47,826)	(7,527)	(60,940)	(173,519)	(27,314)

7. Non-GAAP Net (Loss) Profit

	For the Three Months Ended,				For the Six Months Ended,
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(28,100)	(156,125)	(62,848)	(9,892)	(75,016)	(218,973)	(34,469)
Add back: share-based compensation	7,278	23,067	26,197	4,124	12,652	49,264	7,754
Add back: business combination related expenses	—	17,634	7,371	1,160	—	25,005	3,936
Non-GAAP net (loss) profit	(20,822)	(115,424)	(29,280)	(4,608)	(62,364)	(144,704)	(22,779)

8. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended,				For the Six Months Ended,
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(28,100)	(156,125)	(62,848)	(9,892)	(75,016)	(218,973)	(34,469)
Add back:
Depreciation and amortization (excluding amortization of acquired content)***	10,373	14,016	14,757	2,323	20,913	28,773	4,529
Interest income	(3,190)	(11,603)	(12,375)	(1,948)	(4,246)	(23,978)	(3,774)
Interest expenses	1,801	1,151	982	155	3,956	2,133	336
Income taxes	—	3,576	(2,391)	(376)	—	1,185	187
EBITDA (Loss) Profit	(19,116)	(148,985)	(61,875)	(9,738)	(54,393)	(210,860)	(33,191)

Adjustments:
Share-based compensation	7,278	23,067	26,197	4,124	12,652	49,264	7,754
Business combination related expenses	—	17,634	7,371	1,160	—	25,005	3,936
Others, net	1,714	(3,393)	(4,762)	(750)	1,714	(8,155)	(1,284)
Non-GAAP EBITDA (Loss) Profit	(10,124)	(111,677)	(33,069)	(5,204)	(40,027)	(144,746)	(22,785)

**	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
***	The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.